ASPIRATION FUNDS
4551 Glencoe Avenue
Marina Del Rey, CA  90292
252-972-9922

November 5, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE:	Aspiration Funds (File Nos. 333-192991 and 811-22922)
Ladies and Gentlemen,
In accordance with Rule 101(a)(iv) of Regulations S-T and Rule 17g-1 under the Investment Company Act of 1940, as amended, please find enclosed herewith copies of:
(1)	The amended insured Fidelity Bond (“Insured Fidelity Bond”) for the Trust. The Insured Fidelity Bond was amended to correct the named insured in Item 1; and
(2)
a copy of the resolutions unanimously adopted by the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act), which approved the Bond in the aggregate amount of $525,000.

The premium that has been paid under the Insured Fidelity Bond covers the period of October 24, 2020 to October 15, 2021 for an aggregate coverage amount of $525,000.
If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary

CERTIFICATE
ASPIRATION FUNDS (the “Trust”)

I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust by unanimous written consent dated October 16, 2020:
RESOLVED, that the Board, including a majority of the Independent Trustees, ratifies and approves the Trust and its Trustees and officers being named insureds on the Fidelity Bond with HUB International in the amount of $525,000 with a $10,000 deductible covering the Trust and its Trustees and officers, the Aspiration Funds, as well as certain other insureds generally against the fraudulent and/or dishonest acts committed by an affiliated person, Trustee, employee, assignee, contractor, and/or other control persons of Aspiration and affiliates.
RESOLVED, that the Board, including a majority of the Independent Trustees, has determined that the Trust’s participation in the HUB International Fidelity Bond is in the best interest of the Trust and that the premium on the coverage to be allocated to the Trust, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the named insureds, is fair and reasonable;
RESOLVED, that the Fidelity Bond does not exclude coverage for bona fide claims made against the Independent Trustees, or the Trust if the Trust is a codefendant in a claim with the Independent Trustee, by another person insured by the Policy;
RESOLVED, that the actions of the officers of the Trust in obtaining the Fidelity Bond are ratified and confirmed;
RESOLVED, that the officers of the Trust are authorized to make any and all payments and to do any and all other acts in the name of the Trust and its Trustees and officers as they may determine to be necessary or appropriate in connection with the enactment of the Fidelity Bond; and further
RESOLVED, that the officers of the Trust are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.
IN WITNESS WHEREOF, I have signed this certificate on this 2nd day of November 2020.
ASPIRATION FUNDS

Tracie A. Coop, Secretary